Penn Octane Corporation
77-530 Enfield Lane, Bldg D
Palm Desert, CA 92211
(760) 772-9080
August 3, 2007
Via EDGAR
April Sifford, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Penn Octane Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed April 17, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Filed May 21, 2007
File No. 000-24394
Comment Letter Dated June 21, 2007

Dear Ms. Sifford:
On behalf of Penn Octane Corporation (“Penn”), I am responding to your letter dated June 21, 2007 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filings. Penn has today filed Amendment No.1 to its 2006 Annual Report on Form 10-K containing changes noted below. Penn did not file an amendment with respect to the March 31, 2007 Quarterly Report on Form 10-Q based on the applicability of the specific comments and/or responses provided below.
My responses below are numbered consistent with the staff’s numbered comments in the June 21, 2007 letter. For your convenience, I have repeated below the staff’s comments immediately preceding each of my responses.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management Discussion and Analysis of Financial Condition and Results of Operations
Options and Warrants of Rio Vista, page 41
Staff Comment
1.
We note the exercise of options for the sale of 50% of the General Partner for $164,000 in July 2006, and your subsequent option to reacquire 25% of the General Partner for $1.4 million in February 2007. Tell us the business purposes of the sale and option buyback, and the rational for your option price. We may have further comment.

Penn Response
1.
In July 2003, Penn granted options to acquire 25% of Penn’s interest in the General Partner to Jerome B. Richter, then chief executive officer of Penn, and to the designee of Richard Shore, Jr., then president of Penn, in each case as compensation for past and future services and as an incentive for each of Mr. Richter and Mr. Shore to exert maximum effort for the success of Penn and Rio Vista Energy Partners L.P. (“Rio Vista”) following the spin-off of Rio Vista in September 2004. The options were exercisable beginning immediately after the date of the spin-off. As described in Rio Vista’s registration statement on Form 10, the exercise price was equal to the pro rata portion of the tax basis capital of Rio Vista immediately after the spin-off. In July 2004, an independent appraisal valued the entire general partner interest at $500,000. Mr. Richter and Mr. Shore resigned from Penn (and also from Rio Vista) in May and June, 2005, respectively. In July 2006, Mr. Richter and Mr. Shore’s designee each elected to exercise their options for a combined exercise price of $164,000. In February 2007, nearly four years after the issuance of the original option, Penn entered into a new option agreement with Mr. Shore’s designee to purchase its general partner interest for a total price of $1,400,000. The purchase price was based on Penn’s estimation of the increased value of Rio Vista and the general partner interest, including future prospects, and was determined through arms-length negotiations between the parties. In agreeing to the purchase price, Penn’s board of directors also considered values applied to general partner interests in other master limited partnerships and the overall present and expected future value of Rio Vista. The board further determined that ownership of a greater percentage of the general partner would be in Penn’s best interest.

Consolidated Balance Sheets, page 49
Staff Comment
2.
Disclose here or in the footnotes the amount of any accrued liabilities in excess of 5% of total current liabilities for each year presented, or tell us why such disclosure is not needed. Refer to Regulation S-X Rule 5-02(20).

Penn Response
2.
No individual amounts exceeded the 5% of total current liabilities threshold per Regulation S-X Rule 5-02(20). An analysis of amounts included in accrued liabilities for each of the two years ended December 31, 2006 is attached hereto as Exhibit A.

Notes to Consolidated Financial Statements
Note B – Summary of Significant Accounting Policies, page 55
Staff Comment
3.
We note you have disclosed impairment testing of long-lived assets as a critical accounting policy on page 45. Tell us why such policy is not disclosed as a significant policy in this footnote or revise this disclosure accordingly.

Penn Response
3.
Note B2 contains the required accounting policy disclosure. It is the registrant’s understanding from a review of the Codified Financial Reporting Release 501.14 “Critical Accounting Estimates” that the MD&A is to supplement, not duplicate, the description of the accounting policies that are already disclosed in the financial statements. The registrant believes that the MD&A discussion represents the registrant’s analysis of the uncertainties involved in applying the accounting principle at the balance sheet date and that such analysis is not required to be included in the accounting policies footnote.

Note D – Sale of LPG Assets / Discontinued Operations, page 63
Staff Comment
4.
We further note the PMI agreement expires March 31, 2007. Tell us what facts and circumstances you considered to conclude that impairment of the Rio Vista pipeline assets was not at least reasonably possible in the coming year, which would require disclosure under Statement of Position 94-6.

Penn Response
4.
The registrant believes that SOP 94-6 (see paragraph 13) only requires disclosure if (a) the matter is at least reasonably possible (FAS 5) and (b) the effect of the change would be material to the financial statements. The registrant had a significant and continuous eleven year history of (i) selling LPG directly to PMI up through the date of the LPG Asset Sale and (ii) continuing to transport LPG to PMI utilizing the registrant’s remaining LPG assets on behalf of TransMontaigne Product Services, Inc. (“TransMontaigne”) which sold the LPG to PMI subsequent to the LPG Asset Sale. Upon the expiration of the March 31, 2007 contract between PMI and TransMontaigne, through the date of the filing of the December 31, 2006 Form 10-K, the registrant still continued to transport LPG to PMI on behalf of TransMontaigne in volumes consistent with previous periods. Based on this experience as well as the registrant’s market knowledge and the lack of any known factors which would have a significant impact on LPG supply and demand in the area of northern Mexico served by the registrant’s LPG assets, the registrant concluded that it was reasonably probable that PMI would continue to purchase LPG from TransMontaigne at historical levels. In addition, since the estimated fair value of the assets in question as determined by an independent appraisal obtained immediately prior to the issuance of the December 31, 2006 Form 10-K exceeded their carrying value at the balance sheet date, the potential effect of a change would not be material to the financial statements and therefore, disclosure was not required per item (b) above. The appraisal assumed that the assets would be sold rather than continued to be used by the registrant. The Critical Accounting Policies contained in MD&A disclosed that the estimated fair value exceeded the carrying value of the assets.

Note F – Property, Plant and Equipment, page 69
Staff Comment
5.
We note the pipeline assets disclosed here. Tell us why there is no disclosure of the asset retirement obligation associated with these assets as defined by Statement of Financial Accounting Standards 143. In addition, tell us who bears the obligation for any remediation associated with those assets. We may have further comment.

Penn Response
5.
Statement of Financial Accounting Standards (FAS) 143 requires disclosure and retirement provision only if there are legal obligations associated with the retirement of long-lived assets. The registrant does not have any obligation under its rights of way or any other agreements to remove any pipelines or terminal assets. In addition, there are no known, material obligations for any remediation associated with any of the registrant’s assets. No litigation has been commenced nor has a claim or an assessment been asserted against the registrant in connection with remediation of its assets. In addition, the registrant is not aware of any potential litigation, claims or assessments related to remediation of any of its assets or properties.

Note H – Income Taxes, page 71
Staff Comment
6.
The reconciliation of your effective tax rate to the U.S. Federal statutory rate discloses your net loss from continuing operations and your provision for taxes. Revise this reconciliation to show the differences between your reported tax expenses and the amount computed by multiplying the loss before tax by the applicable U.S. Federal statutory rate. Refer to Regulation S-X Rule 4-08(h)(2).

Penn Response
6.
The registrant believes that it complied with Regulation S-X Rule 4-08(h)(2) by providing the information required therein in narrative form and that providing the information in a table format could have been confusing to the readers of the financial statements. Nevertheless, note H in the Form 10-K has been amended to reflect the information required by Regulation S-X Rule 4-08(h)(2) in a table format. Please see page 70-71 of Form 10-K/A filed today.

Exhibits 31.1 and 31.2
Staff Comment
7.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning to the certification should be revised so as not to include the individual’s title.

Penn Response
7.
Future filings will be revised so as to not include the individual’s title at the beginning of the certification. The certifications included with the Form 10-K/A filed today have been revised accordingly.

Acknowledgment
Penn is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Penn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In order to expedite your review, I am separately sending three marked copies of the amendment to Penn’s Form 10-K/A filed today by EDGAR. Please contact me at (310) 563-1830 if you have any questions.
Sincerely,

/s/ Ian T. Bothwell Ian T. Bothwell,
Vice President and Chief Financial Officer
Penn Octane Corporation

EXHIBIT A
Penn Octane Corporation
Accrued Liabilities
December 31,

	2005		2006
		Percent of		Percent of
		Total Current		Total Current
	Amount	Liabilities	Amount	Liabilities

Compensation	$346,764	1.41%	$140,725	1.93%
Mexican taxes	481,615	1.95%	298,798	4.10%
State taxes	319,275	1.29%	302,800	4.15%
Property taxes	213,648	0.87%	81,411	1.12%
Professional	148,968	0.60%	57,780	0.79%
Software	60,676	0.25%	74,241	1.02%
Interest	302,780	1.23%	50,429	0.69%
Rent	378,920	1.54%	466	0.01%
Federal excise tax	107,962	0.44%	119,021	1.63%
All others	42,559	0.17%	214,311	2.94%

	$2,403,167	9.74%	$1,339,982	18.37%

Total current liabilities	$24,668,913		$7,295,208